# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Sunnova Energy International Inc., CIK 0001772695
CUSIP: 86745K104
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 20 Greenway Plaza, Suite 540, Houston, Texas (TX), 77046
Date of event which requires filing of this statement: 09/30/2024
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0002024532

## Reporting persons
- Erste Asset Management GmbH: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Austria (C4); does not affirm membership in a group (box b); sole voting power 170,000; shared voting power 0; sole dispositive power 170,000; shared dispositive power 0; aggregate amount beneficially owned 170,000 (0.14% of the class)

## Item 1. Issuer
Name of issuer: Sunnova Energy International Inc.
Address of issuer's principal executive offices: 20 Greenway Plaza, Suite 540, Houston, TX 77046

## Item 2. Person Filing
Name of person filing: Erste Asset Management GmbH
Address of principal business office or, if none, residence: 1100 Vienna, Am Belvedere 1
Citizenship: Austria

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: non-U.S. institution (FI)
Type of institution (non-U.S. institution) or other detail: Non-U.S. institution

## Item 4. Ownership
Amount beneficially owned: 170000
Percent of class: 0
Sole power to vote or to direct the vote: 170000
Shared power to vote or to direct the vote: 0
Shared power to dispose or to direct the disposition: True

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Erste Asset Management GmbH: /s/ Winfried Bucbbauer and /s/ Magdalena Reischl, Winfried Bucbbauer, Member of the Management Board / Magdalena Reischl, Head of Legal (05/09/2025)